EXHIBIT 21.1

Name	Jurisdiction of Incorporation

Sanswire Corp.	Florida

Sanswire-TAO Corp. (a wholly owned subsidiary of Sanswire Corp – FL)	Florida

Sanswire Networks LLC (administratively dissolved)	Florida

GlobeTel Wireless Corp. (administratively dissolved)	Florida

Centerline Communications LLC (administratively dissolved)	Florida